SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated August 15, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: August 16, 2018

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Third Quarter Fiscal Year 2018

- Third Quarter 2018 Net Revenue Up 33.8% Year-Over-Year to $47.4 Million,

Exceeding High-End of Guidance Range -

- Third Quarter 2018 Net Income Up 75.3% Year-Over-Year to $5.1 Million -

- Third Quarter 2018 Cash Receipts from Online Course Registration Up 51.6% Year -

Over-Year to $38.5 Million -

BEIJING —August 15, 2018— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the third quarter of fiscal year 2018 ended June 30, 2018.

Third Quarter Fiscal 2018 Financial and Operational Highlights

•	Net revenue increased by 33.8% to $47.4 million from $35.4 million in the prior year period.

•	Total course enrollments were 568,800, a decrease of 13.7% from the third quarter of fiscal 2017.

•	Cash receipts from online course registration were $38.5 million, a 51.6% increase from the third quarter of fiscal 2017.

•	Gross profit increased by 19.0% to $22.8 million from $19.2 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 19.0% to $22.9 million from $19.2 million in the prior year period.

•	Gross margin was 48.2%, compared with 54.1% in the prior year period. Non-GAAP[1] gross margin was 48.2%, compared with 54.3% in the prior year period.

•	Operating income decreased by 66.5% to $1.6 million from $4.7 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 57.5% to $2.2 million from $5.2 million in the prior year period.

•	Net income increased by 75.3% to $5.1 million from $2.9 million in the prior year period.

•	Non-GAAP[1] net income increased by 68.8% to $5.8 million from $3.4 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) were $0.154 compared with basic and diluted net income per ADS of $0.089, for the third quarter of fiscal 2017. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net income per ADS were $0.174 and $0.173, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.104 and $0.103, respectively, for the third quarter of fiscal 2017.

•	Cash flow from operations increased by 59.6% to $12.4 million from $7.8 million in the third quarter of fiscal 2017.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We delivered strong results in our third quarter, highlighted by a 33.8% year-over-year increase in net revenue which exceeded the high end of our guidance range. The top-line outperformance in the third quarter relative to our guidance was driven primarily by our market-leading accounting vertical, which has produced strong revenue growth since the beginning of fiscal year 2018 through the third fiscal quarter. In addition, we are pleased to report that our cash receipts from online course registration were up 51.6% year-over-year in our third fiscal quarter, primarily due to strong cash receipts from our core accounting test preparation courses, and more student enrollments in our longer duration premium and elite classes. Our total course enrollments were down 13.7% year-over-year in the third quarter, primarily attributable to a decrease in enrollments of our continuing education courses. However, our accounting test preparation course enrollments grew 9.9% year-over-year.”

Mr. Zhu concluded, “As we look ahead, in addition to driving growth in our three established industry verticals – accounting, healthcare, and engineering and construction, our previously announced acquisition of Beijing Ruida, a leading provider of exam preparation services for participants in China’s national judicial examination, further diversifies our business model and squarely positions us in a fourth important vertical – legal. Our investment in Beijing Ruida is well aligned with our strategy of expanding into select educational disciplines, with the goal of further enhancing our life-long learning ecosystem and our future growth opportunities.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “Strong revenue growth combined with effective cost control drove a return to profitability in our third fiscal quarter as anticipated. However, the increase in fair value of contingent consideration with respect to our 40% equity interest investment in Beijing Ruida, resulting from the outperformance of Beijing Ruida in 2017, adversely impacted our operating income in the third fiscal quarter. Excluding such change in fair value impact, our adjusted operating income and adjusted net income in the third fiscal quarter were $6.0 million and $8.5 million, representing 27.9% and 191.6% year-over-year growth, respectively. We will continue to balance our efforts to drive growth with a keen focus on profitability and prudent cost control.”

CEO Share Purchase Plan

As previously announced on June 25, 2018 by the Company, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million within one year. As of July 31, 2018, Mr. Zhu had bought a total of approximately $450,000 of the Company’s ADSs on the open market pursuant to a 10b5-1 plan in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Third Quarter Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 33.8% to $47.4 million in the third quarter of fiscal 2018 from $35.4 million in the third quarter of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 73.1%, 11.2% and 15.7%, respectively, of total net revenues for the third quarter of fiscal 2018.

Online education services. Net revenue from online education services increased by 30.9% to $34.7 million in the third quarter of fiscal 2018 from $26.5 million in the third quarter of fiscal 2017, mainly due to strong revenue growth from the core test preparation courses and practical skills training courses of our accounting vertical.

Books and reference materials. Net revenue from books and reference materials increased by 34.0% to $5.3 million in the third quarter of fiscal 2018, from $4.0 million in the third quarter of fiscal 2017.

Others. Net revenue from other sources increased by 49.1% to $7.4 million in the third quarter of fiscal 2018 from $5.0 million in the third quarter of fiscal 2017, primarily due to revenue growth from offline accounting professional training courses, the sale of learning simulation software, as well as revenue from accounting and related advisory services contributed by Jiangsu Zhengbao Asset Financial Advisory Co., Ltd.. The increase in revenue from other sources was partially offset by a decrease in revenue from business start-up training services.

Cost of Sales. Cost of sales increased by 51.3% to $24.6 million in the third quarter of fiscal 2018 from $16.3 million in the third quarter of fiscal 2017. Non-GAAP1 cost of sales increased by 51.4% to $24.5 million in the third quarter of fiscal 2018 from $16.2 million in the third quarter of fiscal 2017. The increase was mainly due to increased salaries and related expenses resulting from a higher number of personnel for the expansion of online and offline course offerings, increased lecture fees, increased cost of books and reference materials, increased rental and related expenses, as well as other miscellaneous expenses.

Gross Profit and Gross Margin. Gross profit was $22.8 million in the third quarter of fiscal 2018, up 19.0% from $19.2 million in the prior year period. Non-GAAP1 gross profit was $22.9 million, increasing by 19.0% from $19.2 million in the prior year period. Gross margin was 48.2% in the third quarter of fiscal 2018, compared with 54.1% in the third quarter of fiscal 2017. Non-GAAP1 gross margin was 48.2% in the third quarter of fiscal 2018, compared with 54.3% in the third quarter of fiscal 2017.

Operating Expenses. Total operating expenses increased by 20.7% to $17.7 million in the third quarter of fiscal 2018, from $14.6 million in the prior year period. Non-GAAP1 total operating expenses increased by 20.3% to $17.1 million in the third quarter of fiscal 2018, from $14.2 million in the prior year period.

Selling expenses. Selling expenses increased by 24.8% to $13.0 million in the third quarter of fiscal 2018 from $10.4 million in the prior year period. Non-GAAP1 selling expenses increased by 24.9% to $12.9 million in the third quarter of fiscal 2018 from $10.4 million in the prior year period. The increase was primarily driven by an increase in salaries and related expenses and higher commissions to our agents. The increase was partially offset by a decrease in advertising and promotional expenses.

General and administrative expenses. General and administrative expenses increased by 10.5% to $4.7 million in the third quarter of fiscal 2018 from $4.3 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 8.0% to $4.1 million in the third quarter of fiscal 2018 from $3.8 million in the prior year period. The increase was mainly due to increased salaries and related expenses.

Change in fair value of contingent consideration payable. Change in fair value of contingent consideration payable of $4.4 million was attributable to the increase in fair value of contingent consideration with respect to our 40% equity interest investment in Beijing Ruida, resulting from the outperformance of Beijing Ruida in 2017.

Income Tax Expense. Income tax expense increased by 80.3% to $1.3 million in the third quarter of fiscal 2018 from $0.7 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income was $5.1 million in the third quarter of fiscal 2018 compared with $2.9 million in the prior year period. Non-GAAP1 net income was $5.8 million in the third quarter of fiscal 2018 compared with $3.4 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 59.6% to $12.4 million in the third quarter of fiscal 2018 from $7.8 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2018. The decrease in accounts receivable and the increase in accrued expenses and other liabilities, income tax payable and refundable fees also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in inventories and deferred cost, and the decrease in deferred revenue.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of June 30, 2018 decreased by 2.2% to $91.5 million from $93.5 million as of March 31, 2018, mainly due to (i) the payment of investments of $0.7 million, (ii) the capital expenditure of $4.5 million, and (iii) the exchange rate effect of depreciation of Renminbi against U.S. dollar on our funds denominated in Renminbi. The decrease was partially offset by the operating cash inflow generated in the third quarter of fiscal 2018.

First Nine Months of Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 26.6% to $113.0 million in the first nine months of fiscal 2018 from $89.3 million in the first nine months of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 71.2%, 8.0% and 20.8%, respectively, of total net revenues for the first nine months of fiscal 2018.

Online education services. Net revenue from online education services increased by 26.8% to $80.5 million in the first nine months of fiscal 2018 from $63.5 million in the first nine months of fiscal 2017.

Books and reference materials. Net revenue from books and reference materials increased by 32.0% to $9.1 million in the first nine months of fiscal 2018, from $6.9 million in the first nine months of fiscal 2017.

Others. Net revenue from other sources increased by 23.9% to $23.5 million in the first nine months of fiscal 2018 from $18.9 million in the first nine months of fiscal 2017.

Cost of Sales. Cost of sales increased by 50.9% to $61.6 million in the first nine months of fiscal 2018 from $40.9 million in the first nine months of fiscal 2017. Non-GAAP1 cost of sales increased by 51.0% to $61.5 million in the first nine months of fiscal 2018 from $40.7 million in the first nine months of fiscal 2017.

Gross Profit and Gross Margin. Gross profit was $51.4 million in the first nine months of fiscal 2018, up 6.1% from $48.4 million in the prior year period. Non-GAAP1 gross profit was $51.5 million, up 6.1% from $48.5 million in the prior year period. Gross margin was 45.5% in the first nine months of fiscal 2018, compared with 54.2% in the first nine months of fiscal 2017. Non-GAAP1 gross margin was 45.6% in the first nine months of fiscal 2018, compared with 54.4% in the first nine months of fiscal 2017.

Operating Expenses. Total operating expenses increased by 16.4% to $45.9 million in the first nine months of fiscal 2018, from $39.4 million in the prior year period. Non-GAAP1 total operating expenses increased by 16.4% to $44.3 million in the first nine months of fiscal 2018, from $38.1 million in the prior year period.

Selling expenses. Selling expenses increased by 17.0% to $30.4 million in the first nine months of fiscal 2018 from $26.0 million in the prior year period. Non-GAAP1 selling expenses increased by 17.1% to $30.4 million in the first nine months of fiscal 2018 from $25.9 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 15.1% to $15.5 million in the first nine months of fiscal 2018 from $13.4 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 14.9% to $14.0 million in the first nine months of fiscal 2018 from $12.2 million in the prior year period.

Income Tax Expense. Income tax expense decreased by 77.1% to $0.6 million in the first nine months of fiscal 2018 from $2.6 million in the prior year period.

Net Income. As a result of the foregoing, net income was $2.0 million in the first nine months of fiscal 2018 compared with net income of $9.1 million in the prior year period. Non-GAAP1 net income was $3.6 million in the first nine months of fiscal 2018 compared with net income of $10.5 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 1.7% to $35.1 million in the first nine months of fiscal 2018 from $34.5 million in the prior year period.

Outlook

For the fourth quarter of fiscal 2018, the Company expects to generate total net revenue in the range of $54.2 million to $56.3 million, representing year-over-year growth of approximately 30% to 35%.

For fiscal year 2018, the Company expects to generate total net revenues in the range of $167.3 million to $169.3 million, representing year-over-year growth of approximately 27.7% to 29.3%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, August 16, 2018 (8:00 p.m. Beijing Time on Thursday, August 16, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until August 23, 2018 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 1466569

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter and full fiscal year 2018 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the acquisition of Beijing Ruida, the promotion of the Company’s lifelong learning ecosystem, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2017	June 30, 2018
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	60,526	37,048
Restricted cash	34,855	53,152
Short term investments	5,261	1,285
Accounts receivable, net of allowance for doubtful accounts of US$1,271 and US$1,191 as of June 30, 2018 and September 30, 2017, respectively	5,525	5,171
Inventories	864	3,928
Prepayment and other current assets	10,439	16,771
Deferred tax assets, current portion	1,654	—
Deferred cost	711	1,710

Total current assets	119,835	119,065

Non-current assets:
Property, plant and equipment, net	14,022	16,657
Goodwill	29,459	33,158
Long term investments	43,631	67,305
Other intangible assets, net	9,947	9,704
Deposit for purchase of non-current assets	641	12,888
Deferred tax assets, non-current portion	—	4,999
Other non-current assets	7,016	5,752

Total non-current assets	104,716	150,463

Total assets	224,551	269,528

Liabilities and equity:
Current liabilities:
Bank borrowings	29,965	50,536
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$38,945 and US$31,684 as of June 30, 2018 and September 30, 2017, respectively)	38,767	44,033
Amount due to a related party	1,648	—
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,010 and US$3,641 as of June 30, 2018 and September 30, 2017, respectively)	6,750	6,385
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$82,852 and US$49,575 as of June 30, 2018 and September 30, 2017, respectively)	50,506	83,991
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,270 and US$1,074 as of June 30, 2018 and September 30, 2017, respectively)	1,074	3,270

Total current liabilities	128,710	188,215

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,099	4,952
Long-term bank borrowing	19,930	12,936

Total non-current liabilities	23,029	17,888

Total liabilities	151,739	206,103

Equity:
Ordinary shares (par value of US$0.0001 per share at June 30, 2018 and September 30, 2017, respectively; Authorized –500,000,000 shares at June 30, 2018 and September 30, 2017, respectively; Issued and outstanding –133,275,521 and 131,854,773 shares at June 30, 2018 and September 30, 2017, respectively)	13	13
Additional paid-in capital	19,097	20,766
Accumulated other comprehensive loss	(3,367)	(2,767)
Retained Earnings	33,040	20,051

Total China Distance Education Holdings Limited shareholder’s equity	48,783	38,063
Noncontrolling interest	24,029	25,362

Total equity	72,812	63,425

Total liabilities and equity	224,551	269,528

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	26,482	34,658
Books and reference materials	3,970	5,321
Others	4,987	7,437
- Sale of learning simulation software	1,224	1,703
- Business start-up training services	1,372	809
- Others	2,391	4,925

Total net revenues	35,439	47,416

Cost of sales
Cost of services and others	(12,965)	(20,250)
Cost of tangible goods sold	(3,285)	(4,333)

Total cost of sales	(16,250)	(24,583)

Gross profit	19,189	22,833

Operating expenses
Selling expenses	(10,388)	(12,967)
General and administrative expenses	(4,252)	(4,698)

Total operating expenses	(14,640)	(17,665)
Change in fair value of contingent consideration payable	—	(4,420)
Other operating income	135	823

Operating income	4,684	1,571

Interest income	431	682
Interest expense	(165)	(906)
Exchange gain/(loss)	(1,213)	4,511

Income before income taxes	3,737	5,858
Income tax expense	(747)	(1,347)
Loss from equity method investment	(40)	(107)

Net income	2,950	4,404
Net (income) loss attributable to noncontrolling interest	(23)	727

Net income attributable to China Distance Education Holdings Limited	2,927	5,131

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.022	0.039
Diluted	0.022	0.038

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.089	0.154
Diluted	0.089	0.154

Weighted average shares used in calculating net income per share:
Basic	131,458,587	132,522,733
Diluted	131,801,187	133,392,776

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	63,457	80,487
Books and reference materials	6,887	9,088
Others	18,936	23,467
- Sale of learning simulation software	8,592	8,602
- Business start-up training services	4,121	2,858
- Others	6,223	12,007

Total net revenues	89,280	113,042

Cost of sales
Cost of services and others	(36,027)	(54,138)
Cost of tangible goods sold	(4,830)	(7,505)

Total cost of sales	(40,857)	(61,643)

Gross profit	48,423	51,399

Operating expenses
Selling expenses	(26,004)	(30,430)
General and administrative expenses	(13,431)	(15,459)

Total operating expenses	(39,435)	(45,889)
Change in fair value of contingent consideration payable	—	(3,867)
Other operating income	1,585	2,125

Operating income	10,573	3,768

Interest income	1,156	1,805
Interest expense	(434)	(2,522)
Exchange gain/(loss)	1,556	(496)

Income before income taxes	12,851	2,555
Income tax expense	(2,569)	(588)
Loss from equity method investment	(118)	(151)

Net income	10,164	1,816
Net (income) loss attributable to noncontrolling interest	(1,095)	144

Net income attributable to China Distance Education Holdings Limited	9,069	1,960

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.069	0.015
Diluted	0.068	0.015
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.275	0.059
Diluted	0.273	0.059
Weighted average shares used in calculating net income per share:
Basic	131,403,456	132,197,650
Diluted	132,853,269	133,006,241

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	16,250	24,583
Share-based compensation expense in cost of sales	40	45
Non-GAAP cost of sales	16,210	24,538

Selling expenses	10,388	12,967
Share-based compensation expense in selling expenses	21	20
Non-GAAP selling expenses	10,367	12,947

General and administrative expenses	4,252	4,698
Share-based compensation expense in general and administrative expenses	422	559
Non-GAAP general and administrative expenses	3,830	4,139

Gross profit	19,189	22,833
Share-based compensation expenses	40	45
Non-GAAP gross profit	19,229	22,878

Gross profit margin	54.1%	48.2%
Non-GAAP gross profit margin	54.3%	48.2%

Operating income	4,684	1,571
Share-based compensation expenses	483	624
Non-GAAP operating income	5,167	2,195

Operating margin	13.2%	3.3%
Non-GAAP operating margin	14.6%	4.6%

Net income	2,927	5,131
Share-based compensation expense	483	624
Non-GAAP net income	3,410	5,755

Net income margin	8.3%	10.8%
Non-GAAP net income margin	9.6%	12.1%

Net income per share—basic	0.022	0.039
Net income per share—diluted	0.022	0.038
Non-GAAP net income per share—basic	0.026	0.043
Non-GAAP net income per share—diluted	0.026	0.043

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.089	0.154
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.089	0.154
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.104	0.174
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.103	0.173

Weighted average shares used in calculating basic net income per share	131,458,587	132,522,733
Weighted average shares used in calculating diluted net income per share	131,801,187	133,392,776
Weighted average shares used in calculating basic non-GAAP net income per share	131,458,587	132,522,733
Weighted average shares used in calculating diluted non-GAAP net income per share	131,801,187	133,392,776

Note 1: Each ADS represents four ordinary shares.

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	40,857	61,643
Share-based compensation expense in cost of sales	121	116
Non-GAAP cost of sales	40,736	61,527

Selling expenses	26,004	30,430
Share-based compensation expense in selling expenses	63	60
Non-GAAP selling expenses	25,941	30,370

General and administrative expenses	13,431	15,459
Share-based compensation expense in general and administrative expenses	1,281	1,505
Non-GAAP general and administrative expenses	12,150	13,954

Gross profit	48,423	51,399
Share-based compensation expenses	121	116
Non-GAAP gross profit	48,544	51,515

Gross profit margin	54.2%	45.5%
Non-GAAP gross profit margin	54.4%	45.6%

Operating income	10,573	3,768
Share-based compensation expenses	1,465	1,681
Non-GAAP operating income	12,038	5,449

Operating margin	11.8%	3.3%
Non-GAAP operating margin	13.5%	4.8%

Net income	9,069	1,960
Share-based compensation expense	1,465	1,681
Non-GAAP net income	10,534	3,641

Net income margin	10.2%	1.7%
Non-GAAP net income margin	11.8%	3.2%

Net income per share—basic	0.069	0.015
Net income per share—diluted	0.068	0.015
Non-GAAP net income per share—basic	0.080	0.028
Non-GAAP net income per share—diluted	0.079	0.027

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.275	0.059
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.273	0.059
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.321	0.110
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.317	0.109

Weighted average shares used in calculating basic net income per share	131,403,456	132,197,650
Weighted average shares used in calculating diluted net income per share	132,853,269	133,006,241
Weighted average shares used in calculating basic non-GAAP net income per share	131,403,456	132,197,650
Weighted average shares used in calculating diluted non-GAAP net income per share	132,853,269	133,006,241

Note 1: Each ADS represents four ordinary shares